UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

{ }	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 000-50015

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TierOne Bank Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

TierOne Corporation
1235 “N” Street
Lincoln, Nebraska 68508

REQUIRED INFORMATION

        The following financial statements and supplemental schedule of the TierOne Bank Savings Plan are filed herewith.

TIERONE BANK SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2008, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

TIERONE BANK SAVINGS PLAN

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statements of Changes in Net Assets Available for Benefits for the Three-Year Period Ended
December 31, 2008	3
Notes to Financial Statements	4
Schedule
Schedule H, line 4i--Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

The Employee Benefit Committee
TierOne Bank Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the TierOne Bank Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TierOne Bank Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Lincoln, Nebraska
June 26, 2009

TIERONE BANK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:
Investments, at fair value	$30,155,421	47,670,966
Participant loans	101,819	--

Total assets	30,257,240	47,670,966

Liabilities:
Accrued expenses	40,386	31,965

Net assets available for benefits	$30,216,854	47,639,001

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Investment income (loss):
Net appreciation (depreciation) in fair value
of investments	$(18,402,917)	(6,627)	5,213,601
Dividends	89,618	108,745	121,863
Interest	1,436	--	--

Total investment income (loss)	(18,311,863)	102,118	5,335,464

Contributions:
Employer	792,355	779,330	676,335
Participant	2,383,264	2,333,667	2,086,158
Rollover	65,328	12,119	78,305

Total contributions	3,240,947	3,125,116	2,840,798

	(15,070,916)	3,227,234	8,176,262

Deductions from net assets attributed to:
Benefits paid to participants	2,347,525	2,782,651	2,376,196
Administrative expenses	3,706	2,654	5,749

Total deductions	2,351,231	2,785,305	2,381,945

Net increase (decrease)	(17,422,147)	441,929	5,794,317
Net assets available for benefits:
Beginning of year	47,639,001	47,197,072	41,402,755

End of year	$30,216,854	47,639,001	47,197,072

See accompanying notes to financial statements.

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2008, 2007, and 2006

(1)	Description of Plan

The following description of the TierOne Bank (Bank) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan, established on August 1, 1978 and restated as of January 1, 2006, is a defined contribution 401(k) profit sharing plan and is administered by the Employee Benefit Committee. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Bank believes that the Plan is in compliance with the requirements of ERISA.

(b)	Eligibility

Employees must complete one month of service to be eligible for participation in the Plan. The employee must make an election to participate in the Plan and agree to make contributions to the Plan by payroll deductions.

(c)	Contributions

Employees can contribute from 1% to 25% of their salary to the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Bank makes a matching contribution equal to 50% of an employee’s contribution up to a maximum of 6% of the employee’s salary. The Bank, in its discretion, may make additional contributions to the Plan not to exceed the maximum amount deductible from the Bank’s income under the Internal Revenue Code (IRC). Participants must be employed on December 31 to receive an allocation of the Bank’s contribution. Participants direct the investment of their contributions plus the Company’s contributions into various investment options offered by the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of the Bank’s contribution, investment gains and losses, and any associated investment expenses. Administrative expenses are paid by the Bank. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Plan participants become 100% vested in the Bank’s matching contributions at three years of service.

(f)	Participant Loans

Participants may borrow from their fund amount a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and currently bear interest at rates that range from 5% to 6%, which are based on the prime rate at the date of the loan issuance plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2008, 2007, and 2006

(g)	Payment of Benefits

On termination of service or retirement, a participant may elect to receive either a single lump-sum amount equal to the value of the participant’s vested interest in the participant’s account or a fixed-period annuity. Participants may also elect to receive a taxable distribution of any part of their contributed vested account balance prior to retirement if plan hardship requirements are met.

(h)	Forfeitures

For the years ended December 31, 2008, 2007, and 2006, forfeitures in nonvested accounts totaling $6,124, $5,764, and $12,476, respectively, were used to reduce employer contributions. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $1,829 and $1,345, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Each pooled separate account is valued at fair value at the close of each business day. The net appreciation (depreciation) in pooled separate accounts as reflected in the statements of changes in net assets available for benefits consists of realized gains or losses and the unrealized appreciation and depreciation on those investments during the year. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2008, 2007, and 2006

(e)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rates, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)	Concentrations of Investments

Included in the Plan’s net assets available for benefits at December 31, 2008 and 2007 are investments in TierOne Corporation common stock amounting to $1,955,342 and $7,792,837, respectively, whose value could be subject to change based on market conditions. At December 31, 2008 and June 17, 2009, the market value per share of TierOne Corporation common stock was $3.75 and $1.99, respectively. This decline in market value would have the impact of increasing net depreciation by approximately $917,700 for the Plan year ended December 31, 2008.

(3)	Investments

During 2008, 2007, and 2006, net appreciation (depreciation) in fair value of investments was as follows:

	2008	2007	2006

Principal Guaranteed Interest Account	$66,205	162,032	73,879
Pooled Seperate Accounts	(11,193,238)	3,188,948	4,342,215
Mutual Fund	(308,092)	––	––
Self-Directed Brokerage Accounts	(10,498)	––	––
TierOne Common Stock	(6,957,294)	(3,357,607)	797,507

	(18,402,917)	(6,627)	5,213,601

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2008, 2007, and 2006

The following table represents the fair value of individual investments, which exceed 5% of the Plan's net assets:

	2008	2007	2006
Principal Guaranteed Interest Account	$1,640,193	*	2,453,874
Principal International Account	2,367,219	4,842,656	4,373,753
Principal Money Market Account	3,858,670	2,836,909	*
Principal Large Cap Stock Index Account	5,069,492	3,118,312	3,111,703
Principal U.S. Property Account	2,957,508	4,671,739	3,963,919
Principal Bond and Mortgage Account	*	3,118,263	3,093,283
Principal Partners Large Cap Blend Account	*	2,455,833	2,371,295
Principal Partners Large Cap Blend Account	*	2,583,075	2,742,135
Principal International Emerging Markets Account	*	3,068,211	*
Pimco Total Return A Fund	2,681,905	*	*
TierOne Corporation Common Stock Account	1,955,342	7,792,837	11,322,985
* Did not meet the 5% threshold in the applicable year.

(4)	Guaranteed Interest Account with Insurer

The Plan entered into a guaranteed interest account with Principal Life Insurance Company who maintains the contributions in a pooled account. The guaranteed interest account is credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by Principal Life Insurance Company. The guaranteed interest account is included in the financial statements at fair value (which represents contributions made under the contract plus earnings, less withdrawals, and expenses) as it is not fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates approximated 3.55%, 3.37%, and 2.94% for 2008, 2007, and 2006, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than 0%.

(5)	Fair Value Measurements

Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

•	Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2008, 2007, and 2006

•	Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means.

•	Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The assets’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and maximize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset values (NAV) of shares held by the Plan at year-end.

Pooled Separate Accounts: Pooled separate accounts consist of various investment options (i.e., common stock, mutual funds, short term securities, real estate) and are valued based on the investments held. While the majority of the underlying assets values are quoted prices, the NAV of the pooled separate account is not publicly quoted.

Self-Directed Brokerage Accounts: Valued at closing price reported on the active market for common stock held and the NAV of the mutual fund shares held. While the majority of the underlying assets values are quoted prices, the NAV of the self-directed brokerage accounts is not publicly quoted.

Guarantee Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see note 4).

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2008, 2007, and 2006

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual funds	$3,770,819	--	--	3,770,820
Common stocks	1,955,342	--	--	1,955,342
Pooled separate accounts	--	19,405,201	2,957,508	22,362,709
Self-directed brokerage accounts	--	426,358	--	426,358
Guaranteed investment contract	--	--	1,640,193	1,640,193

	$5,726,161	19,831,558	4,597,701	30,155,421

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Guaranteed investment contract	Pooled separate accounts
Balance, beginning of year	$2,239,929	4,671,739
Realized gains (losses)	60,935	(548,676)
Unrealized gains/losses relating
to instruments still held at the
reporting date	5,270	108,677
Purchases, sales, issuances, and
settlements, (net)	(665,941)	(1,274,232)

Balance, end of year	$1,640,193	2,957,508

(6)	Related Party Transactions

Certain of the Plan’s investments are shares in pooled funds managed by Principal Life Insurance Company. Principal Life Insurance Company is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $3,706, $2,654 and $5,749 for the years ended December 31, 2008, 2007, and 2006, respectively.

(7)	Plan Amendment

Effective August 1, 2008, the Plan was amended to allow participants to borrow against the participant’s vested account. See Note 1(f) for further discussion on participant loans. In addition, effective August 1, 2008, the Plan was amended to allow participants to enter the Plan after one month of service as opposed to six months of service as previously required by the Plan.

(Continued)

TIERONE BANK SAVINGS PLAN

Notes to Financial Statements

December 31, 2008, 2007, and 2006

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

(9)	Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter, dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(10)	Subsequent Event

On May 15, 2009, TierOne Corporation announced that its Board of Directors temporarily suspended the Company’s matching contributions to the Plan. Beginning with the June 5, 2009 pay date, no further matching contributions will be made to the Plan until otherwise determined by the Board.

(Continued)

Schedule

TIERONE BANK SAVINGS PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Pooled funds on deposit with Principal Life Insurance Company:
*	Principal Guaranteed Interest Account	GIC, maturities through 2011	**	$1,640,193
*	Principal International Stock Account	Pooled separate account	**	2,367,219
*	Principal International Small Company Account	Pooled separate account	**	530,035
*	Principal Large Cap Stock Index Account	Pooled separate account	**	5,069,492
*	Principal Money Market Account	Pooled separate account	**	3,858,670
*	Principal U.S. Property Account	Pooled separate account	**	2,957,508
*	Principal Partners Small Cap Value II Account	Pooled separate account	**	642,525
*	Principal Partners Large Cap Growth II Account	Pooled separate account	**	876,813
*	Principal Mid Cap Stock Index Account	Pooled separate account	**	992,541
*	Principal International Emerging Markets Account	Pooled separate account	**	1,345,442
*	Principal Lifetime Strategy Income Account	Pooled separate account	**	173,119
*	Principal Lifetime Strategy 2010 Account	Pooled separate account	**	759,379
*	Principal Lifetime Strategy 2020 Account	Pooled separate account	**	1,168,489
*	Principal Lifetime Strategy 2030 Account	Pooled separate account	**	481,554
*	Principal Lifetime Strategy 2040 Account	Pooled separate account	**	198,944
*	Principal Lifetime Strategy 2050 Account	Pooled separate account	**	81,683
*	Principal Small Cap Stock Index Account	Pooled separate account	**	81,888
*	Principal Mid Cap Growth III Account	Pooled separate account	**	777,408
	Self-Directed Brokerage Accounts	Self-Directed	**	426,358
	PIMCO Total Return A Fund	Registered Investment Company	**	2,681,905
	Eaton Vance Large Cap Value A Fund	Registered Investment Company	**	1,053,668
	Columbia Management Midcap Value A Fund	Registered Investment Company	**	29,418
	Lord Abbett Development Growth A Fund	Registered Investment Company	**	5,828
		Interest Rates Ranging from
	Participant loans	5.00% to 6.00%	--	101,819
*	TierOne Corporation Common Stock Account	Corporate stock	**	1,955,342

				$30,257,24	0

*  Indicates party-in-interest.
** Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying independent auditors’ report.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TIERONE BANK SAVINGS PLAN
Dated: June 29, 2009	By: /s/ Gilbert G. Lundstrom
Gilbert G. Lundstrom, on behalf of TierOne
Bank as the Plan Administrator

10

EXHIBIT INDEX
TIERONE BANK SAVINGS PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Exhibit No.	Description
23	Consent of KPMG LLP